Exhibit 21

SUBSIDIARIES OF GTC BIOTHERAPEUTICS, INC.

Subsidiary	Jurisdiction of Incorporation or Organization
ATIII LLC	Delaware
GTC Securities Corporation	Massachusetts
GTC Japan Limited	Japan
GTC Holding Ltd.	Cayman Islands
TSI Corporation	Delaware
Taurus hSa LLC	Delaware
GTC NZ Limited	New Zealand
GTC Biotherapeutics U.K. Ltd.	United Kingdom